Exhibit 99.1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of May 5, 2026 (this "**Agreement**"), among A-LFT Holdings LLC, a Delaware limited liability company (together with its successors and permitted assigns, the "**Buyer**"), Atairos Group, Inc., a Cayman Islands exempted company ("**Parent**") (solely for purposes of <u>Section 5.18</u>), TPG VII Magni SPV, L.P., a Delaware limited partnership ("**TPG Magni**"), TPG VII Magni Co-Invest, L.P., a Delaware limited partnership ("**TPG Magni Co-Invest**"), TPG Lonestar I, L.P., a Delaware limited partnership ("**TPG Lonestar**" and, together with TPG Magni and TPG Magni Co-Invest, the "**TPG Sellers**"), Green LTF Holdings II LP, a Delaware limited partnership ("**Green LTF**"), LGP Associates VI-A LLC, a Delaware limited partnership ("**LGP Associates VI-A**"), LGP Associates VI-B LLC, a Delaware limited partnership ("**LGP Associates VI-B**" and, together with Green LTF and LGP Associates VI-A, the "**LGP Sellers**"), Partners Group Series Access II, LLC, Series 61, a Delaware limited liability company ("**PG 61**"), Partners Group Private Equity Fund, LLC, a Delaware limited liability company ("**PG PE**"), Partners Group Access 83 PF LP, a Scottish limited partnership ("**PG 83**"), and Partners Group Private Equity II, LLC, a Delaware limited liability company ("**PG PE II**" and, together with PG 61, PG PE and PG 83, the "**PG Sellers**"). Each of TPG Sellers, LGP Sellers and PG Sellers are referred to herein as a "**Seller**" and, collectively, the "**Sellers**").

WHEREAS, each Seller is the beneficial and record owner of the aggregate number of shares of common stock, par value $0.01 per share ("**Company Common Stock**"), of Life Time Group Holdings, Inc., a Delaware corporation (the "**Company**"), set forth opposite its name on Exhibit A hereto (the "**Shares**");

WHEREAS, each Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from such Seller, all of its Shares upon the terms and subject to the conditions of this Agreement; and

WHEREAS, each Seller on the one hand and the Buyer on the other hand wishes to make certain representations, warranties, covenants and agreements in connection with the Stock Purchase (as defined below) and also to set forth certain conditions to the Stock Purchase.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE OF SHARES

Section 1.01. *Purchase*. Subject to the terms and conditions of this Agreement, at the Initial Closing and the Deferred Closing (each as defined below), as applicable, each Seller shall sell, assign, transfer, convey and deliver, or cause the sale, assignment, transfer, conveyance and delivery, to the Buyer, and the Buyer shall purchase, acquire and accept from such Seller, all right, title and interest in and to the respective number of Shares to be sold at the Initial Closing set forth opposite such Seller's name on Exhibit A hereto ("**Initial Shares**") and the respective number of Shares to be sold at the Deferred Closing set forth opposite such Seller's name on Exhibit A hereto ("**Deferred Shares**"), as applicable, free and clear of all Liens (as defined below) (other than Liens created by the Buyer) at a price per share equal to $28.60 per share, in consideration of the aggregate cash purchase price set forth opposite the name of such Seller on Exhibit A hereto for the Initial Shares (the "**Initial Purchase Price**") and the Deferred Shares, respectively (the "**Deferred Purchase Price**", and together with the Initial Purchase Price, the "**Purchase Price**"), without interest, deduction or withholding (the purchase of the Initial Shares, the "**Initial Stock Purchase**" and the purchase of the Deferred Shares, the "**Deferred Stock Purchase**", and each of the Initial Stock Purchase and the Deferred Stock Purchase, a "**Stock**

Purchase"). The Purchase Price and the number of Shares shall be equitably adjusted from time to time for any stock split, reverse stock split, recapitalization or similar structural change with respect to the common stock of the Company to provide to the Buyer and the Seller the same economic effect as contemplated by this Agreement prior to such change.

Section 1.02.   *Closing*. The closing of the Initial Stock Purchase (the "**Initial Closing**") will take place remotely by the electronic exchange of documents and signatures on the second business day following the satisfaction of the conditions set forth in Section 1.03 (other than Section 1.03(a)(iii)) or, to the extent permissible, waiver by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Initial Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Initial Closing), or on such other date as the Sellers and the Buyer mutually agree (the "**Initial Closing Date**"). The closing of the Deferred Stock Purchase (the "**Deferred Closing**" and, each of the Initial Closing and the Deferred Closing, a "**Closing**") will take place remotely by the electronic exchange of documents and signatures on the second business day following the satisfaction of the conditions set forth in Section 1.03 or, to the extent permissible, waiver by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Deferred Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Deferred Closing), or on such other date as the Sellers and the Buyer mutually agree; *provided* that, notwithstanding anything in this Agreement to the contrary, without the Buyer's prior written consent, the Deferred Closing shall not be required to occur prior to the date that is 10 business days after the date of this Agreement (the "**Deferred Closing Date**" and, each of the Initial Closing Date and the Deferred Closing Date, a "**Closing Date**"). At the Initial Closing or the Deferred Closing, as applicable, (i) each Seller shall deliver, or cause to be delivered to the Buyer, all right, title and interest in and to such Seller's Initial Shares or Deferred Shares, as applicable (through delivery by electronic book entry), together with all documentation reasonably necessary to transfer to the Buyer all right, title and interest in and to such Seller's Shares and (ii) the Buyer shall pay to each Seller the Purchase Price in respect of such Seller's Initial Shares or Deferred Shares, as applicable, in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by such Seller to the Buyer at least one business day prior to each Closing. On each Closing Date, the Sellers shall promptly direct the Company to instruct the transfer agent for the Shares to record the delivery of the Initial Shares or Deferred Shares, as applicable, to the Buyer in book-entry form pursuant to the transfer agent's regular procedures.

Section 1.03.   *Conditions*.

(a)   The obligations of each party to consummate each Stock Purchase and to effectuate each Closing are subject to the satisfaction or waiver of the following conditions at the time of such Closing (provided that the condition set forth in Section 1.03(a)(iii) shall not be a condition to the consummation of the Initial Closing):

(i)   no judgment, order, injunction, ruling, stipulation or decree ("**Judgment**") issued by any federal, national, foreign, state, provincial, local or other government, or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority or instrumentality (a "**Governmental Entity**") of competent jurisdiction or statute, law, rule or regulation ("**Law**") or other legal prohibition (collectively, "**Legal Restraints**") prohibiting the consummation of such Stock Purchase shall be in effect;

(ii)   this Agreement shall not have been terminated in accordance with its terms; and

(iii)   the waiting period (and any extension thereof) under the HSR Act (as defined in Section 2.02(b)) in respect of the Deferred Stock Purchase shall have lapsed or been terminated.

(b)   The obligations of the Buyer to consummate each Stock Purchase and to effectuate each Closing are subject to the satisfaction or waiver of the following conditions at the time of such Closing:

(i)   the representations and warranties of each Seller set forth in Article II shall be true and correct as of the date hereof and as of such Closing, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date);

(ii)   each Seller shall have performed in all material respects all obligations to be performed by it prior to such Closing;

(iii)   the Buyer shall have received a certificate from each of the Sellers, signed on behalf of each of the Sellers by their respective authorized signatory, to the effect that the conditions set forth in Section 1.03(b)(i) and Section 1.03(b)(ii) have been satisfied; and

(iv)   the Buyer shall have received executed copies of IRS Form W-9 from each Seller certifying that such Seller is a U.S. person for U.S. federal income tax purposes and is exempt from U.S. federal backup withholding tax.

(c)   The obligations of each Seller to consummate the Stock Purchase and to effectuate each Closing are subject to the satisfaction or waiver of the following conditions at the time of such Closing:

(i)   the representations and warranties of the Buyer set forth in Article III shall be true and correct as of the date hereof and as of such Closing, except to the extent any such representation and warranty expressly relates to a specified date (in which case on and as of such specified date);

(ii)   the Buyer shall have performed in all material respects all obligations to be performed by it prior to such Closing;

(iii)   the Sellers shall have received a certificate from the Buyer, executed by its authorized signatory, to the effect that the conditions set forth in Section 1.03(c)(i) and Section 1.03(c)(ii) have been satisfied.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller, severally and not jointly, hereby makes the following representations and warranties to the Buyer as to itself, each of which is true and correct on the date hereof and as of each Closing Date and shall survive for a period of one (1) year following such Closing Date:

Section 2.01.   *Power; Authorization; Enforceability*.

(a)   Such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

(b)   Such Seller has all requisite organizational power and authority to execute and deliver this Agreement and to consummate the Stock Purchase. The execution and delivery by such Seller of this Agreement and the consummation by it of the Stock Purchase have been duly authorized by all necessary organizational action on the part of such Seller. Such Seller has duly executed and delivered this

Agreement and, assuming due authorization, execution and delivery by the other parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors' rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

Section 2.02.   *No Conflicts; No Consents*.

(a)   The execution and delivery by such Seller of this Agreement does not, and the consummation of the Stock Purchase and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledge, lien, encumbrance or security interest of any kind (collectively, "**Liens**") upon the Shares or any of the other properties or assets of such Seller under any provision of (i) the organizational documents of such Seller, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a "**Contract**") to which such Seller is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 2.02(b), any Judgment or Law applicable to such Seller or to its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement.

(b)   No consent, approval, license, permit, order or authorization ("**Consent**") of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to such Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Stock Purchase, other than compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**"), and applicable securities laws.

Section 2.03.   *Title to Shares*. Such Seller is the beneficial and the sole record owner of and has good, valid and marketable title to such Seller's Shares, as applicable, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Law), and upon delivery to the Buyer of such Shares, against payment made pursuant to this Agreement, the Buyer will obtain good and valid title to such Shares, free and clear of any Liens (other than Liens created by the Buyer).

Section 2.04.   *Absence of Litigation*. There is no Action (as defined below) pending or threatened against or, to the knowledge of such Seller, threatened orally against, or any Judgment imposed upon, such Seller or any of its affiliates before (or, in the case of threatened Actions, would be before) or by, or any settlement agreement or other similar written agreement with, any Governmental Entity that would reasonably be expected to prevent or materially impair or delay the performance of this Agreement or the consummation of the Stock Purchase.

Section 2.05.   *Brokers and Other Advisors*. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Stock Purchase based upon arrangements made by or on behalf of the Seller. For purposes of this Agreement, "Person" means any individual, firm, corporation, partnership, limited partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization, syndicate or other entity, foreign or domestic.

Section 2.06. *Disclaimer*. Notwithstanding anything to the contrary, the Buyer shall not be deemed to make to the Sellers any representation or warranty, expressed or implied, and the Buyer hereby disclaims any such other representations and warranties, other than as expressly made by the Buyer in Article III. The Sellers hereby acknowledge and agree to such disclaimers and have not relied on any other representation or warranty, express or implied, other than as expressly made by the Buyer in Article III.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby makes the following representations and warranties to the Sellers, each of which is true and correct on the date hereof and each Closing Date and shall survive for a period of one (1) year following such Closing Date:

Section 3.01. *Power; Authorization; Enforceability*.

(a) The Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

(b) The Buyer has all requisite corporate or other power and authority to execute and deliver this Agreement and to consummate the Stock Purchase. The execution and delivery by the Buyer of this Agreement and the consummation by it of the Stock Purchase have been duly authorized by all necessary corporate or other organizational action on the part of the Buyer. The Buyer has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the other parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors' rights, or by principles governing the availability of equitable remedies, whether considered in a proceeding at law or in equity).

Section 3.02. *No Conflicts; No Consents*.

(a) The execution and delivery by the Buyer of this Agreement does not, and the consummation of the Stock Purchase and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Buyer under, any provision of (i) the organizational documents of the Buyer, (ii) any Contract to which the Buyer is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.02(b), any Judgment or Law applicable to the Buyer or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Buyer or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Stock Purchase, other than compliance with and filings under the HSR Act and applicable securities laws.

Section 3.03. *Investment Intention; Accredited Investor*. The Buyer is (i) acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof, and the Buyer acknowledges and understands that the Shares are not registered under the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder (the "**Securities Act**") or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable, and (ii) an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act.

Section 3.04. *Sufficient Funds*. As of the date hereof and at each Closing, the Buyer will have sufficient available funds to consummate the purchase of the Shares to be purchased at such Closing hereunder.

Section 3.05. *Brokers and Other Advisors*. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Stock Purchase based upon arrangements made by or on behalf of the Buyer and for which any Seller would be liable.

Section 3.06. *Disclaimer*. Notwithstanding anything to the contrary, (a) none of the Sellers shall be deemed to make to the Buyer any representation or warranty, expressed or implied, and each of the Sellers hereby disclaims any such other representations and warranties, other than, in each case, as expressly made by such Seller in Article II and (b) none of the Sellers makes any representation or warranty to the Buyer with respect to (i) the Company or any of its subsidiaries or their respective businesses or financial condition or any projections, estimates or budgets heretofore delivered to or made available to the Buyer or its counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of the Company or any of its affiliates, or (ii) any other information or documents (financial or otherwise) made available to the Buyer or its counsel, accountants or advisors with respect to the Company or any of its affiliates. The Buyer hereby acknowledges and agrees to such disclaimer and that, except to the extent specifically set forth in Article II, the Buyer is purchasing the Shares on an "as is, where is" basis. The Buyer also acknowledges that each Seller may be in possession of material, non-public information relating to the Company and/or the Shares and, in that event, will not disclose such information to the Buyer and the Buyer further acknowledges that it is prepared to purchase the Shares from such Seller on the foregoing basis and thereby waives any right to rescind or invalidate the purchase of the Shares from such Seller or seek any damages or other remuneration from such Seller based on the possession of any material, non-public information by such Seller or the lack of possession of any such material, non-public information by the Buyer.

ARTICLE IV

COVENANTS

Section 4.01. *Notification; Commercially Reasonable Efforts*.

(a)   The Buyer shall, as promptly as practicable (but no later than five business days after the date hereof), subject to reasonably adequate cooperation by the Company and, to the extent applicable, the Sellers with the Buyer in connection with such filings), file with the United States Federal Trade Commission (the "**FTC**") and the United States Department of Justice (the "**DOJ**") the notification and report form required under the HSR Act for the Stock Purchase, and the Buyer shall (unless otherwise agreed with the Sellers) request early termination of the waiting period applicable to the Deferred Stock Purchase under the HSR Act.

(b)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable each Stock Purchase, including (i) the obtaining of all necessary actions or non-actions, waivers and Consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a proceeding by any Governmental Entity with respect to this Agreement or any Stock Purchase and (ii) the execution and delivery of any additional instruments necessary to consummate each Stock Purchase and to fully carry out the purposes of this Agreement.

Section 4.02.   *Transfers*.

(a)   Following the date hereof until the earlier of the Initial Closing and the valid termination of this Agreement, each Seller shall not sell, pledge, dispose of or encumber, or authorize the sale, pledge, disposition or encumbrance of, any of the Shares contemplated to be sold by such Seller hereunder and set forth opposite such Seller's name on Exhibit A hereto (provided that, for the avoidance of doubt, so long as each Seller owns at all times until the earlier of the Initial Closing and the valid termination of this Agreement, a number of shares of Company Common Stock at least equal to the number of Shares contemplated to be sold by such Seller hereunder and set forth opposite such Seller's name on Exhibit A hereto, such Seller shall not be deemed to be in breach of this Section 4.02(a), including by virtue of any sales of any other shares of Company Common Stock).

(b)   Following the Initial Closing until the earlier of the Deferred Closing and the valid termination of this Agreement, each Seller shall not sell, pledge, dispose of or encumber, or authorize the sale, pledge, disposition or encumbrance of, any of the Deferred Shares contemplated to be sold by such Seller hereunder and set forth opposite such Seller's name on Exhibit A hereto (provided that, for the avoidance of doubt, so long as each Seller owns at all times following the Initial Closing until the earlier of the Deferred Closing and the valid termination of this Agreement, a number of shares of Company Common Stock at least equal to the number of Deferred Shares contemplated to be sold by such Seller hereunder and set forth opposite such Seller's name on Exhibit A hereto, such Seller shall not be deemed to be in breach of this Section 4.02(b), including by virtue of any sales of any other shares of Company Common Stock).

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.01.   *Notice*. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed to have been given: (i) by delivery by hand upon receipt, (ii) by e-mail on the day of transmission provided that no "error" message or other notification of non-delivery is generated, (iii) one day after deposit with an internationally recognized overnight courier specifying next day delivery or (iv) three days after having been sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   if to the Buyer or Parent, to:

A-LFT Holdings LLC
c/o Atairos Group, Inc.
40 Morris Avenue, Suite 300
Bryn Mawr, PA 19010

Attention: David Caplan
Email: d.caplan@atairos.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Harold Birnbaum
Email: harold.birnbaum@davispolk.com

(b)   if to the TPG Sellers, to:

TPG VII Magni SPV, L.P.
TPG VII Magni Co-Invest, L.P.
TPG Lonestar I, L.P.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Attention: Office of General Counsel
Email: officeofgeneralcounsel@tpg.com

with a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Attention: Tom Fraser
Email: thomas.fraser@ropesgray.com

(c)   if to the LGP Sellers, to:

Green LTF Holdings II LP
LGP Associates VI-A LLC
LGP Associates VI-B LLC
11111 Santa Monica Blvd, Suite 2000
Los Angeles, CA 90025
Attention: Jennifer Klein - Chief Accounting Officer Email:
jklein@leonardgreen.com

with a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Attention: Tom Fraser
Email: thomas.fraser@ropesgray.com

(d)   if to the PG Sellers, to:

Partners Group Series Access II, LLC, Series 61
Partners Group Private Equity Fund, LLC
Partners Group Access 83 PF LP
Partners Group Private Equity II, LLC
C/O Partners Group (USA) Inc.
1114 Avenue of the Americas, 37th Floor
New York, New York, 10036
Attention: Andres Small; Ryan Claxton
Email: andres.small@partnersgroup.com; ryan.claxton@partnersgroup.com;
pgadmin@partnersgroup.com

with a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Attention: Tom Fraser
Email: thomas.fraser@ropesgray.com

Section 5.02.   *Interpretation*. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any terms used in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word "will" shall be construed to have the same meaning as the word "shall". The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The word "or" shall not be exclusive. The phrase "date hereof" or "date of this Agreement" shall be deemed to refer to May 5, 2026. References to "business day" shall mean a day, other than Saturday, Sunday or other day on which banks in New York are authorized or required by Law to close. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 5.03.   *Public Announcements; Confidentiality*. Each Seller, on the one hand, and the Buyer, on the other hand, shall (i) consult with each other before issuing any press release or other public statements or disclosures with respect to this Agreement and (ii) provide each other the opportunity to review any press release with respect to this Agreement and comment upon any such press release or public statement or disclosure to the extent identifying the other party, including a quotation of any representative of the other party or identifying the terms, including purchase price, of the Stock Purchase, in each case (with respect to both (i) and (ii) above) other than filings required to be made with the Securities and Exchange Commission, including any amendments to Schedule 13D and exhibits thereto.

Each Seller, on the one hand, and the Buyer, on the other hand, shall not issue any such press release or make any such public statement or disclosure prior to such review and/or consultation, except as may be required by applicable Law (including filings required to be made with the Securities and Exchange Commission), court process, Judgment, subpoena or by obligations pursuant to any listing agreement with any national securities exchange (in which case the parties shall use commercially reasonable efforts to consult with each other prior to making any such disclosure). This Agreement, the terms hereof and any other facts regarding the transactions contemplated hereby (including any negotiations related thereto) are confidential and shall be kept confidential by the parties, except to the extent required by applicable Law (including filings required to be made with the Securities and Exchange Commission), court process, Judgement, subpoena or by obligations pursuant to any listing agreement with any national securities exchange or for financial reporting purposes and except that the parties hereto may disclose such terms to their respective employees, accountants, advisors, equityholders, investors, prospective investors and their affiliates and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons are obligated to maintain the confidentiality of such terms and the disclosing party shall be liable for any breach by such Persons to whom such party disclosed such information).

Section 5.04. *Expenses*. All fees and expenses incurred in connection with the Stock Purchase shall be paid by the party incurring such fees or expenses, whether or not the Stock Purchase is consummated.

Section 5.05. *Seller Obligations*. The obligations of the Sellers hereunder shall be several and not joint among the Sellers.

Section 5.06. *Assignment; Binding Agreement*. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Buyer may assign its rights (and, subject to the provisos to this sentence, obligations) to any of its affiliates; provided, that any such assignment of obligations shall only be permitted if the Sellers (in the case of an assignment by the Buyer) would not be adversely affected thereby; provided, further, that the Buyer shall not be released from any of its obligations as a result of any such assignment of obligations without the prior written consent of the other parties, such consent not to be unreasonably withheld. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 5.07. *Counterparts*. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 5.08. *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 5.09. *Specific Enforcement; Jurisdiction*.

(a)   The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without such right, none of the parties would have entered into this Agreement. To the extent any party hereto brings any Action (as defined below) to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Outside Date (as defined below) shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) business days, or (ii) such other time period established by the court presiding over such Action. As used herein, "**Action**" means any action, claim, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration, mediation or other proceeding, in each case before any Governmental Entity, in law or in equity.

(b)   Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and any Federal appellate court therefrom (or, if United States Federal jurisdiction is unavailable over a particular matter, the Supreme Court of the State of New York, New York County and any state appellate court therefrom), for the purpose of any Action arising out of or relating to this Agreement or the actions of Sellers or the Buyer in the negotiation, administration, performance and enforcement thereof, and each of the parties hereby irrevocably agrees that all claims with respect to such Action may be heard and determined exclusively in any such court. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York and any Federal appellate court therefrom (or, if United States Federal jurisdiction is unavailable over a particular matter, the Supreme Court of the State of New York, New York County and any state appellate court therefrom) in the event any Action arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Action arising out of or relating to this Agreement, on behalf of itself or its property, by U.S. registered mail to such party's respective address set forth in Section 5.01 (provided, that nothing in this Section 5.09(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Action relating to this Agreement in any court other than the United States District Court for the Southern District of New York and any Federal appellate court therefrom (or, if United States Federal jurisdiction is unavailable over a particular matter, the Supreme Court of the State of New York, New York County and any state appellate court therefrom). Notwithstanding the foregoing, the parties hereto agree that a final trial court judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party's rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 5.10.   *No Third Party Beneficiaries or Other Rights*. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any Person other than the parties to this Agreement and such successors and permitted assigns.

Section 5.11.   *Amendments; Waivers*. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 5.12. *Further Assurances*. Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the Stock Purchase.

Section 5.13. *Severability*. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 5.14. *Termination*. This Agreement may be terminated at any time prior to the Deferred Closing Date:

(a)   by mutual written consent of each party; and

(b)   by either the Buyer or the Sellers (by any Seller, solely with respect to itself), by written notice to the other parties:

(i)   if the Deferred Closing Date has not occurred on or before July 6, 2026 (the "**Outside Date**"), unless the failure to consummate the Stock Purchase is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; or

(ii)   if any Legal Restraint permanently preventing or prohibiting the Stock Purchase shall be in effect and shall have become final and non-appealable provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used its commercially reasonable efforts to prevent the entry of any such Legal Restraint and to appeal as promptly as possible any such Legal Restraint that may be entered.

Section 5.15. *Effect of Termination*. Following the valid termination of this Agreement pursuant to Section 5.14, this Agreement shall be of no further force or effect without liability or obligation of any party hereto (or any direct or indirect equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, affiliate or agent or other representative of such party or such party's affiliates or its or any of the foregoing's successors or assigns). Notwithstanding the previous sentence, nothing in this Agreement shall relieve any party hereto from any liability for fraud or willful breach of this Agreement prior to the valid termination of this Agreement.

Section 5.16. *Waiver of Jury Trial*. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 5.16.

Section 5.17.   *Non-Recourse*. Notwithstanding anything to the contrary in this Agreement or any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated herein, this Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the entities that are expressly identified herein as parties to this Agreement and no former, current or future affiliate, subsidiary, general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, representative, agent or any of their respective assignees or successors of the parties hereto that is not a party to this Agreement shall have any liability for any liabilities or obligations of the parties hereto for any Action (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, no party hereto shall have any rights of recovery in respect hereof against any affiliate of any of the other parties hereto and no personal liability shall attach to any affiliate of any of the parties hereto through such party or otherwise, whether by or through attempted piercing of the corporate veil, by the enforcement of any Judgment or by virtue of any applicable Law, or otherwise; provided, however, that nothing in this Section 5.17 shall limit the rights of the parties hereto against the other parties hereto under this Agreement.

Section 5.18.   *Parent Obligations*.

(a)   Parent hereby guarantees the obligations of the Buyer on the terms and subject to the conditions set forth in this Agreement in an aggregate amount not to exceed the aggregate Purchase Price. To the extent that the Buyer is relieved from all or any portion of its obligations under this Agreement, Parent shall be similarly relieved, to such extent, from its obligations pursuant to this Section 5.18. The provisions of this Section 5.18 are subject to Parent's right to assert any defense that could be asserted by the Buyer; and

(b)   Parent represents and warrants that: (i) Parent is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands; (ii) Parent has all requisite corporate or other power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Section 5.18; (iii) the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated by this Section 5.18 have been duly and validly authorized by all requisite corporate or other organizational action on the part of Parent, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement; and (iv) Parent has available funds or capital commitments in an amount equal to the aggregate Purchase Price. Notwithstanding anything to the contrary herein, Parent's obligations under this Section 5.18 shall not be assignable to any other Person without the prior written consent of the Sellers, and any attempted assignment without such consent shall be null and void and of no force and effect.

[Remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, each Seller, the Buyer and Parent have duly executed this Agreement, all as of the date first written above.

A-LFT Holdings LLC, as the Buyer
By: Atairos Group, Inc., *its sole member*

By: /s/ David Caplan
         Name: David Caplan
         Title: Vice President and General Counsel

Atairos Group, Inc., as Parent

By: /s/ David Caplan
         Name: David Caplan
         Title: Vice President and General Counsel

Green LTF Holdings II LP., as a Seller

By: Peridot Coinvest Manager, LLC, its general partner

By: Leonard Green & Partners, L.P., its manager

By: LGP Management, Inc., its general partner

By: /s/ Jennifer Klein
        Name: Jennifer Klein
        Title: Chief Accounting Officer

LGP Associates VI-A LLC, as a Seller

By: /s/ Jennifer Klein
        Name: Jennifer Klein
        Title: Chief Accounting Officer

LGP Associates VI-B LLC, as a Seller

By: /s/ Jennifer Klein
        Name: Jennifer Klein
        Title: Chief Accounting Officer

TPG VII Mangi SPV, L.P., as a Seller

By: TPG VII Magni GenPar, L.P., its general partner

By: TPG VII Magni GenPar Advisors, LLC, its general partner

By: /s/ Martin Davidson
        Name: Martin Davidson
        Title: Chief Accounting Officer

TPG VII Magni Co-Invest, L.P., as a Seller

By: TPG VII SPV GP, LLC, its general partner

By: /s/ Martin Davidson
        Name: Martin Davidson
        Title: Chief Accounting Officer

TPG Lonestar I, L.P., as a Seller

By: By: TPG Lonestar GenPar I, L.P., its general partner

By: TPG Lonestar GenPar I Advisors, LLC, its general partner

By: /s/ Martin Davidson
        Name: Martin Davidson
        Title: Chief Accounting Officer

Partners Group Series Access II, LLC, Series 61, as a Seller

By: Partners Group US Management II LLC, its Manager
By: Partners Group AG, under power of attorney

By: /s/ Janel Gruber-Stevens
           Name: Janel Gruber-Stevens
           Title: Authorized Signatory

By: /s/ Michael Villegas
           Name: Michael Villegas
           Title: Authorized Signatory

Partners Group Access 83 PF LP, as a Seller

By: Partners Group Management (Scots) LLP, its general partner

By: /s/ Janel Gruber-Stevens
           Name: Janel Gruber-Stevens
           Title: Authorized Signatory

By: /s/ Michael Villegas
           Name: Michael Villegas
           Title: Authorized Signatory

Partners Group Private Equity Fund, LLC, as a Seller

By: Partners Group (USA) Inc. its member and investment manager

By: Partners Group AG, under power of attorney

By: /s/ Janel Gruber-Stevens
           Name: Janel Gruber-Stevens
           Title: Authorized Signatory

By: /s/ Michael Villegas
           Name: Michael Villegas
           Title: Authorized Signatory

Partners Group Private Equity II, LLC, as a Seller

By: Partners Group US Management II LLC, its manager
By: Partners Group AG, under power of attorney

By: /s/ Janel Gruber-Stevens
        Name: Janel Gruber-Stevens
        Title: Authorized Signatory

By: /s/ Michael Villegas
        Name: Michael Villegas
        Title: Authorized Signatory

Exhibit A
to
Stock Purchase Agreement

Seller	Number of Initial Shares	Initial Purchase Price	Number of Deferred Shares	Deferred Purchase Price	Total Number of Shares	Total Purchase Price
Green LTF Holdings II LP	2,447,621	$70,001,960.60	2,168,305	$62,013,523.00	4,615,926	$132,015,483.60
LGP Associates VI-A LLC	4,145	$118,547.00	3,673	$105,047.80	7,818	$223,594.80
LGP Associates VI-B LLC	41,317	$1,181,666.20	36,602	$1,046,817.20	77,919	$2,228,483.40
TPG VII Magni SPV, L.P.	1,559,791	$44,610,022.60	1,381,794	$39,519,308.40	2,941,585	$84,129,331.00
TPG VII Magni Co-Invest, L.P.	214,215	$6,126,549.00	189,770	$5,427,422.00	403,985	$11,553,971.00
TPG Lonestar I, L.P.	10,831	$309,766.60	9,595	$274,417.00	20,426	$584,183.60
Partners Group Series Access II, LLC, Series 61	162,341	$4,642,952.60	143,816	$4,113,137.60	306,157	$8,756,090.20
Partners Group Private Equity Fund, LLC	196,114	$5,608,860.40	173,733	$4,968,763.80	369,847	$10,577,624.20
Partners Group Access 83 PF LP	13,534	$387,072.40	11,990	$342,914.00	25,524	$729,986.40
Partners Group Private Equity II, LLC	431	$12,326.60	382	$10,925.20	813	$23,251.80
TOTAL	4,650,340	$132,999,724.00	4,119,660	$117,822,276.00	8,770,000	$250,822,000.00